UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 15, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

HLC-LP Oakwood Senior Loan - Los Angeles, CA

On June 15, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,500,000, (the “HLC-LP Oakwood Senior Loan”). The Borrower, HLC-LP Oakwood, LLC, a Delaware limited liability company (“HLC-LP Oakwood”), used the loan proceeds to acquire 14,500 square feet of land and intends to proceed through permitting for the development of 31 by-right apartment units at 4804-4810 Oakwood Avenue, Los Angeles, CA 90004 (the “HLC-LP Oakwood Property”).

HLC-LP Oakwood is managed by Danny Kradjian and Nathan Flores, the principals of Hillock Land Company and Luminor Properties, respectively. Hillock Land Company’s portfolio (completed and in-progress) is composed of four properties (109 units and 9,400 square feet of retail), valued at approximately $63 million. Additionally, two of these properties, valued at approximately $40 million, were completed in partnership with Luminor Properties. Nelson Flores, a member of Luminor Properties, has no managing power over HLC-LP Oakwood and is solely providing LP equity. All three men are Sponsors on this transaction (the “Sponsors”).

The HLC-LP Oakwood Property is composed of two parcels, which are improved as follows: 4804 Oakwood Ave has a single-family home and 4810 Oakwood Ave has a single-family home and a duplex. The current improvements will be demolished to make way for the proposed development upon Ready-To-Issue (permits).

On the original closing date of the HLC-LP Oakwood Senior Loan, HLC-LP Oakwood was capitalized with approximately $1,088,000 of equity capital from the Sponsors.

The HLC-LP Oakwood Senior Loan bears an interest rate of 10.0% per annum, with an amount equal to 10.0% per annum paid current on a monthly basis through the maturity date, June 15, 2019 (the “HLC-LP Oakwood Maturity Date”). Payments will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the HLC-LP Oakwood Senior Loan amount, paid directly by HLC-LP Oakwood.

HLC-LP Oakwood has the ability to extend the HLC-LP Oakwood Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and HLC-LP Oakwood will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 11.0%.

The Sponsors have provided customary springing and bad boy carve-out guarantees.

As of its closing date, the HLC-LP Oakwood Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 74.6%. The LTPP ratio is the amount of the HLC-LP Oakwood Senior Loan divided by the land purchase price. As of its closing date, the HLC-LP Oakwood Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 73.5%. The LTV ratio is the amount of the HLC-LP Oakwood Senior Loan divided by the June 2018, third-party appraised value of the HLC-LP Oakwood Property. There can be no assurance that such value is correct.

As the HLC-LP Oakwood Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 11, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      June 21, 2018